Exhibit 12.1

Rock Creek Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Fixed Charges
($ thousands)

	Year Ended December 31,					Nine Months ended September 30, 2014

	2009	2010	2011	2012	2013
Computation of earnings:
Net loss from continuing operations before provision for income taxes	$(17,369)	$(25,629)	$(35,893)	$(18,100)	$(33,229)	$(27,971)
Fixed Charges as calculated below	474	456	345	192	97	62
Total earnings	$(16,895)	$(25,173)	$(35,548)	$(17,908)	$(33,132)	$(27,909)

Computation of fixed charges:
Interest expense	$404	$370	$263	$104	$-	$-
Estimated interest expense portion of rental expense	74	78	80	89	97	62
Total fixed charges	$478	$456	$343	$193	$97	$62
Ratio of earnings to fixed charges	-	-	-	-	-	-

(1) Our earnings were inadequate to cover fixed charges for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 by $17.4 million, $25.6 million, $35.9 million, $18.1 million and $33.2 million, respectively, and for the nine months ended September 30, 2014 by $28.0 million.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payment. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the table above.